McGuireWoods LLP Fifth Third Center 201 North Tryon Street Suite 3000 Charlotte, NC 28202 www.mcguirewoods.com

September 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Direct Digital Holdings, Inc.

Draft Registration Statement on Form S-1

Filed September 9, 2021

CIK 0001880613

Ladies and Gentlemen:

On behalf of Direct Digital Holdings, Inc. (the “Company”), an emerging growth company, we are transmitting herewith for review by the Securities and Exchange Commission, via EDGAR, the Company’s draft Registration Statement on Form S-1 for confidential, non-public review pursuant to Section 6(e) of the Jumpstart Our Business Startups Act.

The Company has omitted the inclusion of financial information for the six months ended June 30, 2021 based on the Company’s reasonable belief that such omitted periods will not be required to be included in the filing at the time of the offering. The Company will amend the registration statement prior to distributing any preliminary prospectus to include all financial information required at the time of amendment, which we anticipate will include financial information for the nine months ended September 30, 2021.

Please do not hesitate to contact the undersigned at (704) 343-2275 or via email at rgopalan@mcguirewoods.com if you have any questions with respect to this matter.

Very truly yours,

/S/ RAKESH GOPALAN
Rakesh Gopalan
Partner

cc:   Susan Echard, CFO, Direct Digital Holdings, Inc.